UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2006

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82--

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. Financial Statements as of and for the three months ended June 30, 2006, as filed with the Chilean Superintendency of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Supermercados Unimarc S.A

Date: August 14, 2006 By: Patricio Bosselin Molina Principal Financial Officer

ASSETS
		mm	dd	Yr	mm	dd	yr
		06	30	2006	06	30	2005
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		18,460,563			20,847,212
5.11.10.10 Available		259,893			337,682
5.11.10.20 Time deposits		31,680			0
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	1,919,722			1,471,441
5.11.10.50 Notes receivable (net)	5	738,099			678,692
5.11.10.60 Sundry debtors (net)	5	256,748			768.488
5.11.10.70 Related companies bills receivable and debtors	6	2,518,939			5,487,722
5.11.10.80 Inventories (net)	7	11,492,710			10,758,792
5.11.10.90 Recoverable taxes		311,759			415,031
5.11.20.10 Prepaid expenses	29	764,111			822,805
5.11.20.20 Deferred taxes	8	138,941			0
5.11.20.30 Other current assets	9	27,961			106,559
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	111,003,918			130,397,256
5.12.10.00 Land	10	30,500,240			40,906,083
5.12.20.00 Constructions and infrastructure works	10	49,383,772			55,127,090
5.12.30.00 Machinery and equipment	10	18,699,129			24,556,268
5.12.40.00 Other fixed assets	10	34,861,728			39,321,539
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	(22,440,951)			(29,513,724)
5.13.00.00 TOTAL OTHER ASSETS		25,920,081			24,624,392
5.13.10.10 Investments in related companies	11	3,839			3,785
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	12	13,123,275			14,228,932
5.13.10.40 Higher value of investments (less)	12	(29,473)			(34,050)
5.13.10.50 Long-term debtors	5	506,469			539,429
5.13.10.60 Long-term related companies bills receivable and debtors	6	3,904,100			0
5.13.10.65 Long-term deferred taxes	8	7,026,441			8,360,145
5.13.10.70 Intangible		9,888			10,663
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	13	1,375,542			1,515,488
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		155,384,562			175,868,860
LIABILITIES
		mm	Dd	Yr	mm	Dd	Yr
		06	30	2006	06	30	2005
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		43,335,131			48,233,953
5.21.10.10 Short-term bank and financial institutions obligations	14	1,088,630			7,774,877
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,922,881			3,916,871
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	28	20,621,137			19,423,167
5.21.10.80 Notes payable		52,561			132,896
5.21.10.90 Sundry creditors	30	1,415,336			1,186,589
5.21.20.10 A related company notes and accounts payable	6	14,691,276			13,991,508
5.21.20.20 Provisions	16	561,158			772,310
5.21.20.30 Withholdings		550,469			564,875
5.21.20.40 Income tax		0			0
5.21.20.50 Income received in advance	17	431,683			453,920
5.21.20.60 Deferred taxes	8	0			16,940
5.21.20.70 Other current liabilities		0			0
5.22.00.00 TOTAL LONG-TERM LIABILITIES		30,784,600			36,807,220
5.22.10.00 Bank and financial institutions obligations	15	8,755,350			12,921,250
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		558,051			861,545
5.22.40.00 Long-term sundry creditors	30	2,421,660			2,971,307
5.22.50.00 Long-term related companies note and account payable	6	18,233,906			18,691,384
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Deferred taxes long-term	8	0			0
5.22.80.00 Others long-term liabilities	17	815,633			1,361,759
5.23.00.00 MINORITY INTEREST	18	16,637			20,678
5.24.00.00 TOTAL EQUITY		81,248,194			90,807,009
5.24.10.00 Paid-in capital	19	59,925,903			59,983,747
5.24.20.00 Capital revaluation reserves	19	659,185			599,837
5.24.30.00 Share premium	19	30,988,515			30,987,746
5.24.40.00 Other reserves	19	(9,202,087)			(6,291,887)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	(1,123,322)			5,527,566
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	19	2,501,722			10,714,069
5.24.53.00 Accumulated losses (less)		0			0
5.24.54.00 Profits (losses) of the period	19	(3,625,044)			(5,186,503)
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accum. deficit		0			0
5.20.00.00 TOTAL LIABILITIES		155,384,562			175,868,860
INCOME STATEMENT
		mm	dd	Yr	mm	dd	Yr
		06	30	2006	06	30	2005
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(1,077,777)			(3,093,797)
5.31.11.10 TRADING MARGIN		14,802,719			12,788,811
5.31.11.11 Trading income		56,912,240			53,027,091
5.31.11.12 Operating cost (less)		(42,109,521)			(40,238,280)
5.31.11.20 Administration and sales expenses (less)		(15,880,496)		(15,882,608)
5.31.12.00 NON-TRADING INCOME		(1,947,808)			(2,250,894)
5.31.12.10 Financial income		33,600			4,783
5.31.12.20 Related companies investments profits		0			0
5.31.12.30 Other non-trading income	20	149,709			442,332
5.31.12.40 Related companies investments losses (less)		(42)			(2)
5.31.12.50 Amortization lower value of the investment (less)	12	(553,007)			(673,577)
5.31.12.60 Financial expenses (less)		(1,361,311)			(1,740,539)
5.31.12.70 Other non-operating expenses (less)	20	(100,979)			(34,181)
5.31.12.80 Price-level restatement	21	273,710			201,337
5.31.12.90 Exchange rate differences	22	(389,488)			(451,047)
5.31.10.00 Profit before income tax and extraordinary items		(3,025,585)			(5,344,691)
5.31.20.00 Income tax	8	(603,005)			154,069
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		(3,628,590)			(5,190,622)
5.31.50.00 Minority interest		1,260			1,829
5.31.00.00 NET PROFIT (LOSS)		(3,627,330)			(5,188,793)
5.32.00.00 Amortization of higher value of investments	12	2,286			2,290
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(3,625,044)			(5,186,503)

CASH FLOW STATEMENT-DIRECT
		mm	dd	yr	mm	dd	yr
		06	30	2006	06	30	2005
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		664,266			(3,706,067)
5.41.11.10 Collection from debtors from sales		67,785,895			77,526,952
5.41.11.20 Financial income received		416,586			1,053,213
5.41.11.30 Dividends and other distributions received		0			0
5.41.11.40 Other income received		26,754			262,672
5.41.11.50 Payments to suppliers and personnel (less)		(65,220,075)			(79,115,523)
5.41.11.60 Paid interest (less)		(1,569,701)			(2,626,462)
5.41.11.70 Paid income tax (less)		(12,851)			(11,250)
5.41.11.80 Other paid expenses (less)		(40,639)			(40,483)
5.41.11.90 Paid Value Added Tax and other similar (less)		(721,703)			(755,186)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		(500,599)			2,041,600
5.41.12.05 Placement of cash shares		0			0
5.41.12.10 Loans obtained		6,221,418			10,659,614
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		0			(21,645)
5.41.12.25 Other loans obtained from related companies		1,743,817			1,242,277
5.41.12.30 Other sources of financing		0			(6,614)
5.41.12.35 Payment of Dividends (less)		0			0
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		(8,447,532)			(9,594,756)
5.41.12.50 Payment of obligations with the public (less)		(18,302)			(237,276)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		0			0
5.41.12.60 Payment of other loans of related companies (less)		(0)			0
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		0			0
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		(272,175)			(56,129)
5.41.13.05 Sale of Fixed Assets		0			73,547
5.41.13.10 Sale of permanent investments		0			0
5.41.13.15 Sale other investments		0			0
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		0			0
5.41.13.35 Addition of fixed assets (less)		(272,175)			(129,676)
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		0			0
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			0
5.41.13.65 Other investment disbursements (less)		0			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		(108,508)			(1,720,596)
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		(4,799)			(38,458)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		(113,307)			(1,759,054)
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		404,880			2,096,737
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		291,573			337,683
FLOW - RESULT CONCILIATION
		mm	dd	yr	mm	dd	Yr
		06	30	2006	06	30	2005
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(3,625,044)			(5,186,503)
5.50.20.00 Profit or loss from disposal of assets		0			(43,043)
5.50.20.10 (Profits) Loss from disposal of fixed assets		0			(43,043)
5.50.20.20 Profits on investments sale (less)		0			0
5.50.20.30 Loss on investments sale		0			0
5.50.20.40 (Profits) Loss on other assets sale		0			0
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		3,707,471			3,100,242
5.50.30.05 Depreciation of the period		2,036,304			2,496,986
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		731,841			2,640
5.50.30.20 Profits accrued from investments in Related Companies (less)		0			0
5.50.30.25 Loss accrued on investments in related companies		42			2
5.50.30.30 Amortization of lower value of investment		553,007			673,577
5.50.30.35 Amortization of higher value of investments (less)		(2,286)			(2,290)
5.50.30.40 Net Price-Level restatement		(273,710)			(201,337)
5.50.30.45 Net exchange rate gains/losses		389,488			451,047
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		61,591			(320,383)
5.50.30.55 Other charges to results that do not represent cash flow		211,194			0
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		(923,454)			7,775,892
5.50.40.10 Debtors from sales		(805,979)			(526,371)
5.50.40.20 Inventories		(404,882)			176,447
5.50.40.30 Other assets		287,407			8,125,816
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		1,506,553			(9,350,826)
5.50.50.10 Accounts payable related to operating results		1,293,340			(8,935,683)
5.50.50.20 Payable interest		0			0
5.50.50.30 Payable income tax (net)		(76,004)			(29,802)
5.50.50.40 Other accounts payable related with non-trading income		291,830			(409,053)
5.50.50.50 Payable V.A.T. And other similar (net)		(2,613)			23,712
5.50.60.00 Minority Interest Profits (loss)		(1,260)			(1,829)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		664,266			(3,706,067)

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, Chilean Securities and Insurance Superintendence, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company is subjected to the control of this Superintendence.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover a three-months comprised between January 01 and June 30, 2006 and 2005.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Superintendence. Should any discrepancies occurs, the regulations instructed by the Superintendence would prevail over the former ones. Except by the investments in subsidiaries, which are registered in a single line of the general balance sheet, to their proportional patrimonial value, and therefore, they have not been consolidated line to line. This treatment does not modify the net result of the year nor the patrimony.

(c) Bases of Presentation

For comparative purposes, the financial statements as of June 30, 2006 are presented updated by 3.7%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected due to inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at June 30, 2006. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 1.1% and 1.0% for the periods ended on June, 2006 and 2005 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of June 30, 2006 and 2005 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2006	2005
	$ Per Unit
Unidad de Fomento	18,151.40	17,489.25
U.S. Dollar	539.44	579.00
Argentinean Peso	174.774	200.173

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential wrong debt accounts receivables, the companies have set a provision over all those balances assessed as unrecoverable. As of June 30, 2006 and 2005 the provisions for debtors from sales and notes receivable for a total amount of ThCh$852,385 and ThCh$1,057,106 respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin number 33 of the Colegio de Contadores de Chile A.G.

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of June 30, 2006 and 2005, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin number 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998 and according to the provisions indicated in the circular letter Number 1358 issued by the Chilean Securities and Insurance Superintendence, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Superintendence.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled.

The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The amount of the assets for deferred taxes is reduced, if it is necessary, for the amount of any tributary benefit that is expected based on the available evidence that it could not be carried out in the medium term.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Superintendence. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	06-30-2006			06-30-2005
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.000	100.0000

03. ACCOUNTING CHANGES

During the period of three months between January 1st, and June 30, 2006 and 2005 changes in the application of Accounting Principles in relation to previous periods, as those Accounting Principles did not exist before.

04. NEGOTIABLE SECURITIES

As of June 30, 2006 and 2005, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	06-30-2006	06-30-2005

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	06-30-2006	06-30-2005	06-30-2006	06-30-2005		06-30-2006	06-30-2005	06-30-2006	06-30-2005
Debtors from sales	2,171,664	1,718,617	0	0	2,171,664	1,919,722	1,471,441	0	0
Estimation of bad debt					251,942	0	0	0	0
Notes receivable	1,338,542	1,488,622	0	0	1,338,542	738,099	678,692	0	0
Estimation of bad debt					600,443	0	0	0	0
Sundry debtors	256,748	768,488		0	256,748	256,748	768,488	506,469	539,429
Estimation of bad debt									0
						Total long-term Debtors		506,469	539,429

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.
  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.
  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in U.F. (Indexed Unit); therefore this is the method of index.
  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		06-30-2006	06-30-2005	06-30-2006	06-30-2005
88.541.600-4	Inversiones Errazuriz Ltda.	2,364,976	5,225,507	0	0
0-E	Puerta Grande	119,522	251,100	0	0
65.229.660-2	OTIC	16,854	9,974	0	0
0-E	Multideal	1,171	1,082	0	0
0-E	Caucho S.A.	77	50	0	0
O-E	Visa S.A.	70	9	0	0
88.486.700-2	Unimarc Internacional S.A.	0	0	3,904,100	0
O-E	Centro Cívico Caseros	38	0	0	0
O-E	Renta Nacional Cía Generales S.A.	16,231	0	0	0
TOTALS		2,518,939	5,487,722	3,904,100	0
Notes and Accounts Payables
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		06-30-2006	06-30-2005	06-30-2006	06-30-2005
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	0	214,122	17,318,954	17,736,885
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	515,920	521,109	0	0
0-E	Unitrade Interamericana	27,892	33,959	0	0
88.163.300-0	Inversiones Culenar S.A.	2,846,426	0	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	10,717,878	13,182,174	0	0
88.461.600-k	Servicios Integrales S.A.	488,642	40,144	914,952	954,499
96.591.240-1	Gafonac S.A	18,410	0	0	0
O-E	Capillitas S.A.	76,108	0	0	0
TOTALS		14,691,276	13,991,508	18,233,906	18,691,384

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2006		06-30-2005
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
PUERTA GRANDE	0-E	Comm. Adm.	Curr. Acct. Receivable	379,946		251,100
		Comm. Adm.	Curr Acct payables	260,424
TAURO S.A.	0-E	Comm. Adm.	Curr Acct payables	914,952
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Curr. Acct. Receivable	233,980		0
		Comm. Adm.	Curr Acct payables	0		0
		Comm. Adm.	Invoices Payables	381,979	320,991	94,575	79,475
GANADERA Y FORESTAL NACIONAL S.A.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	3,594		112,383
		Comm. Adm.	Curr. Acct. Payables	223,540		131,025
		Comm. Adm.	Debtors from sales	1,469	1,234	5,890	4,950
AGRICOLA PICHILEMU LTDA.	78.776.810-5	Comm. Adm.	Curr. Acct. Receivable	440,121		0
		Comm. Adm.	Curr. Acct. Payable	5,685		1,774
		Comm. Adm.	Invoices Payables	470,581	395,446	122,364	102,826
SOC.AGRICOLA LAS CRUCES S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	406,901		1,294
		Comm. Adm.	Curr. Acct. Payable	0		0
		Comm. Adm.	Debtors from sales	219,790	184,697
		Comm. Adm.	Invoices Payables	409,111	343,791	2,669	2,243
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	14,946,739		18,594,350
		Comm. Adm.	Curr. Acct. Payable	10,445,171		8,887,522
		Comm. Adm.	Invoices Payables	22,587	18,981	123,885	104,105
FRUTICOLA NACIONAL S.A.	79.804.350-1	Comm. Adm.	Curr. Acct. Payable	7,789		85,429
		Comm. Adm.	Debtors from sales	9,238	7,763	11,669	9,806
INMOBILIARIA Y CONSTRUCCTORA NACIONAL S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	3,055,930		6,107,173
		Comm. Adm.	Curr. Acct. Payable	67,173		930,579
		Comm. Adm.	Invoices Payables	90,161	75,766	250,154	210,213
INVERSIONES FINANCIERAS S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	650,698	540	748,193
		Comm. Adm.	Curr. Acct. Payables	392,227		71,558

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				06-30-2006	06-30-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
INVERSIONES CULENAR S.A.	88.163.300-0	Comm. Adm.	Curr. Acct. Receivable	300,000		91,467	62,221
		Comm. Adm.	Curr. Acct. Payable	0		0
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	3,050,463		1,738,636
		Comm. Adm.	Curr. Acct. Payable	1,584,618		1,464,852
		Comm. Adm.	Invoices payables	0
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Curr. Acct. Receivable	0
		Comm. Adm.	Curr acct payables	0
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	Acc.	Curr. Acct. Receivable	759,031	2,553	6,506,079
		Acc.	Curr. Acct. Payable	3,338,324		248,434
RENTA NAC. CIA SEG. GENERALES S.A.	94.510.000-1	Comm. Adm.	Curr. Acct. Receivables	110,740
		Comm. Adm.	Curr. Acct. Payable	28,946		224,736
RENTA NAC. CIA SEG. VIDA S.A.	94.716.000-1	Comm. Adm.	Curr. Acct. Receivables			8,202
		Comm. Adm.	Curr. Acct. Payable	16,188		524,150
HOLDING UNIMARC S.A.	94.827.000-5	Comm. Adm.	Curr. Acct. Receivable	590,232		0
		Comm. Adm.	Curr. Acct. Payable	560,222
		Comm. Adm.	Debtors from sales	299,514	251,692	194	163
				06-30-2006	06-30-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
UNITED MARKETING AND SALES CHILE S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	15,338,115		8,887,863
		Comm. Adm.	Curr. Acct. Payable	7,269,307		868,034
		Comm. Adm.	Debtors from sales	131,780	110,739	9,357	7,863
		Comm. Adm.	Invoices payables	8,152,408	6,850,763	7,372,459	6,195,343
INDUSTRIA FORESTAL NACIONAL S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	0		0
		Comm. Adm.	Curr. Acct. Payable	40,810		35
		Comm. Adm.	Debtors from sales	50,996	42,854	71,406	60,004
COSAYACH NITRATO S.A.	96.538.430-8	Comm. Adm.	Curr. Acct. Receivable	0
		Comm. Adm.	Curr. Acct. Payable	148,887
INVERSIONES POZO ALMONTE S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	9,532		72,432
		Comm. Adm.	Curr. Acct. Payable	84,027		7,413,330

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Impresos Loma Blanca S.A.	96.574.110-0	Comm. Dm.	Curr. Acct. Receivable			0
		Comm. Dm.	Curr. Acct. Payables	0		0
		Comm. Dm.	Invoices payables	129,310	108,664	9,331	3,094
ALIMENTOS NACIONALES S.A.	96.587.510-7	Comm. Dm.	Debtors from sales	69,260	58,202	16,033	13,473
GANADERA FORESTAL NACIONAL S.A.	96.591.240-1	Comm. Dm.	Curr. Acct. Receivable	205,112	91	1,389,307
		Comm. Dm.	Curr. Acct. Payable	1,184,618		1,213,799
		Comm. Dm.	Invoices payables	239,643	201,381	355,900	299,076
SALMOCONCECIONES S.A.	96.603.640-0	Comm. Dm.	Curr. Acct. receivable			0
SMC CIA. DE SALITRE Y YODO 1 REGION	96.630.310-7	Comm. Dm.	Curr. Acct. Receivable	0
		Comm. Dm.	Curr. Acct. Payable	0
PESQUERA BAHIA CORONEL S.A.	96.657.460-7	Comm. Dm.	Curr. Acct. Receivable	56,845		399
		Comm. Dm.	Curr. Acct. Payable	0
MERCANTIL CIDEF S.A.	96.680.010-0	Comm. Dm.	Curr. Acct. Receivable	152,083
		Comm. Dm.	Curr. Acct. Payable	0
SERV.DE PERSONAL AUSTRAL S.A.	96.797.780-2	Comm. Dm.	Curr. Acct. Payable	12,534		105,160
ADMINISTRADORA AUSTRAL S.A.	96.798.240-7	Comm. Dm.	Curr. Acct. Receivable	15,974		96,011
		Comm. Dm.	Curr. Acct. Payable	0
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Dm.	Curr. Acct. Receivable	299,801		850,162
		Comm. Adm.	Curr. Acct. Payable	294,156		784,166
		Comm. Adm.	Debtors from sales	209,480	176,034
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	154,893		60,890
		Comm. Adm.	Curr. Acct. Payable	611,913		1,792
		Comm. Adm.	Invoices Payables	275,293	231,339

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions
				06-30-2006		06-30-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
SEGURIDAD COMERCIAL S.A.	96.836.500-2	Comm. Adm.	Curr. Acct. Receivable	2,757		134,598
		Comm. Adm.	Curr. Acct. Payable	2,324		201,305
SALMONES Y PESQUERA NACIONAL S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable	67,407		51,894
ADM. Y SERV. MULTIFUNCIONAL S.A.	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	216,329		592,890
		Comm. Adm.	Curr. Acct. Payable	62,720		444,995
SERVICIOS MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable	1,165,940		830,331
		Comm. Adm.	Curr. Acct. Payable	464,028		729,507
		Comm. Adm.	Debtors from sales	451,336	379,274	0
		Comm. Adm.	Invoices Payables	747,318	627,998
ADM. Y SERV. GENERALES S.A.	96.879.090-0	Comm. Adm.	Curr. Acct. Receivable	268,484		502,140
		Comm. Adm.	Curr. Acct. Payable	6,974		419,397
		Comm. Adm.	Debtors from sales	299,082	251,329
		Comm. Adm.	Invoices Payables	329,651	277,018
SEGURIDAD Y PROTECCION S.A.	96.879.100-1	Comm. Adm.	Curr. Acct. Receivable	1,441		103,599
			Curr. Acct. Payable	1,394		154,685
EMPRESA DE GESTION Y ADMINIST. S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	163,633		131,094
		Comm. Adm.	Curr. Acct. Payable	34,787		438,832
		Comm. Adm.	Invoices Payables	116,866	98,207
NEGOCIOS Y SERVICIOS GENERALES S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	290,818		681,058
		Comm. Adm.	Curr. Acct. Payable	373,220		468,227
ADMINISTRADORA AGROPECUARIA S.A.	96.985.130-K	Comm. Adm.	Invoices Payables	154,738	130,032
SERVICIOS AGROPECUARIOS S.A.	96.985.140-7	Comm. Adm.	Invoices Payables	215,672	181,237

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

				06-30-2006		06-30-2005
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
SALMONES DE CHILE S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	13,796		97,442
		Comm. Adm.	Curr. Acct. Payable	13,796		631,876
CORP. DE INV.Y DESARROLLO CIDEF S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	2,970,209
		Comm. Adm.	Curr. Acct. Payable	0		0
LECHERA LA ESPERNZA S.A.	96.980.220-1	Comm. Adm.	Curr. Acct. Receivable	180,540
		Comm. Adm.	Invoices Payables	180,682	151,834	38,852	32,649
AGRICOLA Y VINEDOS TIERRUCA S.A.	99.521.630-2	Comm. Adm	Curr. Acct. Receivable	160,139
		Comm. Adm.	Debtors from sales	164,967	138,628
INMOBILIARIA Y COMERCIAL S.A.	99.542.800-8	Comm. Adm.	Curr. Acct. Payable	81,420		130,897
ADMINISTRADORA SOLUCION S.A.	99.545.240-5	Comm. Adm.	Curr. Acct. Receivable	266,507
		Comm. Adm.	Curr. Acct. Payable	0
		Comm. Adm.	Debtors from sales	193,305	162,441
GUARDIAS DE SEGURIDAD UNO S.A.	99.596.490-2	Comm. Adm.	Curr. Acct. Receivable	201,964
		Comm. Adm.	Curr. Acct. Payable	0
		Comm. Adm.	Invoices Payables	110,012	92,447
GUARDIAS DE SEGURIDAD DOS S.A.	99.596.500-3	Comm. Adm	Curr. Acct. Receivable	0		0	0
		Comm. Adm	Curr. Acct. Payable	0
		Comm. Adm	Invoices Payables	253,075	212,668
ADMINISTRADORA AGROPECUARIA S.A.	96.985.130-K	Comm. Adm	Invoices Payables	154,738	130,032
SERVICIOS AGROPECUARIOS S.A.	96.985.140-7	Comm. Adm	Invoices Payables	215,672	181,237

07. INVENTORY

This item, as of June 30, 2006 and 2005, is structured as follows:

Items	2006	2005
	ThCh$	ThCh$

Inventories	11,444,499	10,726,165
Falta	48,211	32,627
Total	11,492,710	10,758,792

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, and its calculation, are explained in the note 2 (m), ascending to an amount of active net of ThCh$7,165,382 at June 30, 2006, and ThCh$8,343,205 of active net at June 30, 2005, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	06-30-2006				06-30-2005
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	83,111	58,715	0	0	115,059	61,120	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	6,607	1,422	0	0	53,123	0	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	3,044	12,175	467	0	0	0	2,618	10,476
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	43,627	134,111	160,502	361,862	127,726	510,905	295,110	1,133,055
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	17,335	55,307	0	142,523	11,248	53,444	0	169,275
Tax losses of the period	179,758	9,516,595	0	0	2,007	9,308,134	0	0
Profit from leaseback difference	63,300	253,201	0	0	64,462	257,848	0	0
Prepaid expenses	0	0	96,872	700	0	0	92,837	0
Provision of judgment	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0

OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	2,500,000	0	0	0	518,500	0	0
TOTALS	396,782	7,531,526	257,841	505,085	373,625	9,672,951	390,565	1,312,806

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	06-30-2006	06-30-2005

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	176,226	352,951
Tax benefits due to tax losses	220,769	319,618
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	(1,000,000)	(518,500)
Other charges or credits in the account	0	0

Total	(603,005)	154,069

09. OTHER CURRENT ASSETS

As of June 30, 2006 and 2005, the following concepts are presented under this item:
Items	2006	2005
	ThCh$	ThCh$

Leasing and Insurance deferred VAT	7,123	14,408
Other	19,450	89,043
Customer Duty	1,388	3,108

Total	27,961	106,559

10. FIXED ASSETS

Fixed Assets, as of June 30, 2006 and 2005, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2006 M$			2005 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	30,500,240		30,500,240	40,906,083		40,906,083
Construction and infrastructure works	49,383,772	(7,422,355)	41,961,417	55,127,090	(7,309,826)	47,817,264
Machinery and Equipment's	18,699,129	(6,989,519)	11,709,610	24,556,268	(11,571,395)	12,984,873

Other Fixed Assets
Furniture and utiles	2,510,117	(1,351,966)	1,158,151	4,507,954	(2,837,695)	1,670,260
Facilities	8,801,332	(3,938,996)	4,862,336	10,375,346	(4,970,331)	5,405,015
Works in progress	1,951,383		1,951,383	1,998,209	0	1,998,209
Assets in Leasing	21,598,896	(2,738,115)	18,860,781	22,440,030	(2,824,477)	19,615,552
Sub-totals	34,861,728	(8,029,077)	26,832,651	39,321,539	(10,632,503)	28,689,036
TOTALS	113,444,869	(22,440,951)	111,003,918	159,910,980	(29,513,724)	130,397,256

Assets in Leasing

Comprising of other fixed assets, assets in leasing by ThCh$18,860,781 and ThCh$19,615,553 as of June 30st, 2006 and 2005 are included respectively, which have been valorized according to the indicated in Note 2 (j). The assets in leasing are not legally property of the Corporation thus. Meanwhile the Corporation does not exert the purchase option cannot dispose of them freely. The detail of leasing contracts as of June 30st, 2006 is the following:

Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate

Corp. Vida S.A.	SM La Reina	1,605,677	154	06-06-18	UF+TIP
Telmex	Computacional	1,336,866	0	01-01-10	U$$+TIP
	Equipment
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,780,010	243	05-12-25	UF+TIP
Deferred Profit Lease Back	Cash Registered	(1,861,772)
	SM La Florida
Totals		18,860,781

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:
Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					06-30-06	06-30-05	06-30-06	06-30-05	06-30-06	06-30-05	06-30-06	06-30-05	06-30-06	06-30-05	06-30-06	06-30-05	06-30-06	06-30-05
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.00000	42.00000	9,139	9,010	(101)	(5)	(42)	(2)	3,839	3,785	0	0	3,839	3,785
TOTAL													3,839	3,785	0	0	3,839	3,785

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA, the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664 (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	06-30-2006		06-30-2005
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	262,876	7,029,979	383,460	7,555,543
96.799.180-5	Inmobiliaria de Supermercados S.A.	243,067	4,942,367	243,061	5,428,366
88.627.400-9	Unimarc Abastecimientos S.A.	45,641	1,103,002	45,640	1,194,255
87.678.300-2	Comercial S.M. Rancagua S.A.	1,265	42,375	1,265	44,905
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	1	31	0	34
96.629.940-1	Transportes Santa Maria S.A.	157	5,521	151	5,829
Total		553,007	13,123,275	673,577	14,228,932

Higher Value

TAXPAYER NUMBER	COMPANY	06-30-2006		06-30-2005
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT I3N THE PERIOD	Higher Value Balance
86.360.500-8	Adm. de Supermercados S.A.	2,286	29,473	2,290	34,050

	TOTAL	2,286	29,473	2,290	34,050

13. OTHER (Assets)

Other Long Term Assets

As of June 30, 2006 and 2005, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2006	2005
	ThCh$	ThCh$

Warranties	275,096	285,028
Computational system project	0	81,815
Other Taxes to be recovered from Subsidiary in Argentina	900,521	900,323
Other long term assets	199,925	248,322

Total	1,375,542	1,515,488

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of June 30, 2006 and 2005 is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		06-30-06	06-30-05	06-30-06	06-30-05	06-30-06	06-30-05	06-30-06	06-30-05	06-30-06	06-30-05	06-30-06	06-30-05	06-30-06	06-30-05
Short Term (code 5.21.10.10)

97.003.000-k	Banco do Brasil	0	0	0	0	0	0	0	0	0	0	0	728,412	0	728,412
97.051.000-1	Banco del Desarrollo	1,087,192	7,016,448	0	0	0	0	0	0	0	0	0	0	1,087,192	7,016,448
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	0	30,017	0	0	0	30,017
O-E	Banco Societe Generale	0	0	0	0	0	0	1,438	0	0	0	0	0	1,438	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	1,087,192	7,016,448	0	0	0	0	1,438	0	0	30,017	0	728,412	1,088,630	7,774,877
	Debt capital amount	1,080,742	7,003,820	0	0	0	0	1,438	0	0	29,795	0	728,048	1,082,180	7,761,663
	Avg. Annual Interest Rate	45	9	0	0	0	0	0	0	65	9	0	0
Long Term (Code 5,21,10,20)
97.023.000-9	Corp Banca	0	0	0	0	0	0	0	0	626,618	592,868	0	0	626,618	592,868
96.621.750-2	KfW	466,322	495,605	0	0	0	0	0	0	0	0	0	0	466,322	495,605
97.041.000-7	Bank Boston	2,213,278	2,436,741	0	0	0	0	0	0	0	0	0	0	2,213,278	2,436,741
O-E	Banco Societe Generale	0	0	0	0	0	0	261,399	169,873	0	0	0	0	261,399	169,873
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0	0	0	0	226,226	221,784	226,226	221,784
97.003.000-K	Banco Do Brasil	0	0	0	0	0	0	0	0	0	0	129,038	0	129,038	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,679,600	2,932,346	0	0	0	0	261,399	169,873	626,618	592,868	355,264	221,784	3,922,881	3,916,871
	Debt capital amount	2,563,595	2,853,406	0	0	0	0	212,723	144,771	616,202	578,225	352,622	216,652	3,745,142	3,793,054
	Avg. Annual Interest Rate	45	65	0	0	0	0	145	0	81	8	0	0

	Percentage of obligations in foreign currency (%)			80.4100

	Percentage of obligations in domestic currency (%)			19.5900

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of June 30, 2006 and 2005 is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	U.F.	656,232	479,784	0	0	0	0	1,136,016	8.5	1,750,766
96.621.750-2	KfW	Dollars	405,835	405,835	811,669	1,014,591	0	0	2,637,930	5.6	3,387,859
97.036.000-K	Santander Santiago	$ non readjustment	245,143	130,620	0	0	0	0	375,763		629,283
96.621.750-2	Societe Generale	Otras Monedas	86,139	0	0	0	0	0	86,139	14.00	244,644
97.041.000-7	Bank Boston	Dollars	4,049,223	0	0	0	0	0	4,049,223	4.5	6,908,673
97.003.000-K	Banco Brasil	$ non readjustment	127,123	127,123	216,033	0	0	0	470,279	0	0
TOTALS			5,569,695	1,143,362	1,027,702	1,014,591	0	0	8,755,350		12,921,225

Percentage of obligations in foreign currency (%)	80.7200

Percentage of obligations in domestic currency (%)	19.2800

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of June 30, 2006 and 2005, the breakdown of this item is the following:

Items	2006	2005
	ThCh$	ThCh$
Holidays Provisions	47,948	48,475
Judgment Provisions	366,029	315,620
Other Provisions	147,181	408,215
Total	561,158	772,310
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2006, the amount to be accrued is shown under the item Income received in advance of current liabilities.

On July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the district of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being accrued at December 31, 2004, the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $1,113,685.
Items	Short-term		Long-term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	431,683	453,920	815,633	1,361,759

Total	431,683	453,920	815,633	1,361,759

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$16,637 and ThCh$20,678 as of June 30, 2006 and 2005, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2006	2005	2006	2005
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,180	6,380
Transportes Santa Maria S.A.	0.40000	2.00000	(3,249)	(2,298)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,539	2,660
Unimarc Organizacion y Servicios S.A.	0.43726	0.04500	11,155	13,924
Inmobiliaria de Supermercados S.A.	0.00004	0.00004	9	9
Supermercados Hipermarc S.A.	0.00001	0.00001	3	3
Total			16,637	20,678

19. CHANGES IN EQUITY

The equity variations of the 2006 and 2005 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$977,896 and ThCh$757,081 (historic figure) as of June 30, 2006 and 2005 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

19. CHANGES IN EQUITY Changes in Equity

06-30-2006
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period
Opening Balance	59,925,903	0	30,651,351	(10,069,222)	(10,597,760)	(8,123,258)	57,843,536	0	29,586,246	(6,756,905)	17,344,506	(7,115,008)
Distribution Previous Period	0	0	0	0	(8,123,258)	8,123,258	0	0	0	0	(7,115,008)	7,115,008
Final Dividend Previous Period	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0
Capitalization of Profits and/or Reserves	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	977,896	0	0	0	0	0	757,081	0	0
Own Capital Revaluation	0	659,185	337,164	(110,761)	27,220	0	0	578,435	295,862	(67,569)	102,295	0
Profit/Loss for the Period	0	0	0	0	0	(3,625,044)	0	0	0	0	0	(5,001,449)
Provisional Dividends	0	0	0	0	0	0	0	0	0	0	0	0
Closing Balance	59,925,903	659,185	30,988,515	(9,202,087)	2,501,722	(3,625,044)	57,843,536	578,435	29,882,108	(6,067,393)	10,331,793	(5,001,449)
Updated Balances							59,983,747	599,837	30,987,746	(6,291,887)	10,714,069	(5,186,503)

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	59,925,903		59,925,903

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of June 30, 2006 and 2005, the breakdown of this item is formed as follows:

Other non-operating income

Items	2006 ThCh$	2005 ThCh$

Rentals	157	230,072
Cashier register overage	20,477	18,646
Other non-operating income	129,075	150,570
Profits from disposal of fixed assets	0	43,044

Total	149,709	442,332

Other non-operating expenses

Items	2006 ThCh$	2005 ThCh$
Penalties and sanctions	7,010	9,694
Cashier register lacks	14,481	1,394
Other non-operating expenses	79,488	23,093
Total	100,979	34,181

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	06-30-2006	06-30-2005
Inventories		0	0
Fixed assets	IPC	755,058	859,740
Investments in related companies	IPC	148,457	147,190
Accounts receivables with related companies	UF	250,547	119,350
Other non-monetary assets	IPC,UF	27,376	227
Accounts of expenses and costs	IPC	4,682	30,905
Total (charges) credits		1,206,120	1,157,412

LIABILITIES (CHARGES) / CREDITS
Equity	IPC	(912,808)	(942,658)
Accounts payable with related companies	UF	(23,295)	(22,453)
Obligations with banks	UF		0
Minority interest		$244,152	279,678
Non-monetary liabilities	IPC,UF	(240,459)	(270,644)
Income account	IPC	0	0
Total (charges) credits		(932,410)	(956,077)
(Loss) Profit due to monetary correction		273,710	201,337

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		06-30-2006	06-30-2005
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	0	0
Other non-monetary assets	US$	13,409	26,547
Accounts receivables with related companies	US$	470,844	347,599
Total (charges) credits		484,253	374,146

LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	(574,653)	(559,449)
Other non-monetary liabilities	US$	(299,088)	(265,744)
Accounts payable with related companies	US$	0	0
Result from the translation of Argentinean Subsidiary	US$	0	0
Total (charges) credits		(873,741)	(825,193)
(Loss) Profit due to monetary correction		(389,488)	(451,047)

23. CONTINGENCIES & RESTRICTIONS

  Direct commitments

a.1) Banco BBVA

Since June 30, 2006, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the given guaranties to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several proceedings between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., were filed after Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were decided in favor of companies of the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).

  Claims being heard at an Arbitrating venue:

At present there are 32 claims - Arbitration Folders; each one bears the name Folder No. 01 through No. 32, plus one called Book and another one called Principal. The 31 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (Fra Fra Secrets), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, awarded against the claims of both parts.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, awarded against the claims of "Errazuriz Group".

Folder No. 9, awarded against the claims of "Errazuriz Group".

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, favorably awarded.

Folder No. 14, awarded against the claims of "Errazuriz Group".

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, awarded against the claims of "Errazuriz Group".

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, in a stage of summons to hear the final sentence.

Folder No. 22, in a stage of summons to hear the final sentence.

Folder No. 23, in a stage of summons to hear the final sentence.

Folder No. 24, in a stage of summons to hear the final sentence.

Folder No. 25, in a stage of summons to hear the final sentence.

Folder No. 26, in a stage of summons to hear the final sentence.

Folder No. 27, in a stage of summons to hear the final sentence.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Folder No. 30, currently in the stage of discussion.

Folder No. 31, currently in the stage of discussion.

Folder No. 32, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, in where the evidences are transacted several.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250 plus interest, a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest (between years 1990 and 1993), usually duplicates or triplicates de capital amounts claimed.

a.2) Corp Banca

Mortgage guarantees over Supermercados Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,705,388, ThCh$2,821,337 and ThCh$1,214,369, respectively, for credits granted by Corp Banca which as of June 30, 2006 amount to ThCh$1,763,508.

a.3) Banco del Desarrollo

As of June 30, 2006, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,550,654 and ThCh$3,477,426 respectively, and the debt's value as of June 30, 2006 amounts to ThCh$1,087,192.

a.4) Banco Bank Boston

As of the closing date of these financial statements, the capital credit as of June 30, 2006 in the amount of US$11,609,263.96 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case. It is possible to indicate that at the moment some of the indicated forest assets, were transferred in property to the related society Agricola Santa Macarena S.A.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis. Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to Bank Boston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of Bank Boston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with Bank Boston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

During the year 2006 BankBoston came to raise, according to the contract and to its exact fulfillment, lands of Chiguayante and Iquique, Temuco II and diverse agricultural estates.

a.5) Kreditanstalt fur Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of June 30, 2006, the short-term and long-term debts with KfW amount to US$5.7 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of an Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

  Guaranties received from third parties

  b.1) Banco Do Brasil

  In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of June 30, 2006 amounts to ThCh$ 599,178. The property lodged as collateral is P.A.M. Carolina III, is limited to US$ 1,500,000.

  On April 21, 2006 the credit was reconstructed in 56 monthly payments from the 21 of May of 2006.

  b.2) Banco Scotiabank SudAmericano

  Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, now of property of Renta Nacional Compania de Seguros de Vida S.A. in favor of a loan granted by Banco Scotiabank Sud Americano. The net accounting value is ThCh$1,054,333. On January 10, 2006, the debt was payment and the guarantee is in rise process.

  b.3) Banco Santander Santiago

  On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,321,443 and the debt's value as of June 30, 2006 amounts to ThCh$604,653.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified on December 6th, 2005. The building is taxed with general mortgage and enrolled prohibition in favor of the Banco Santander Santiago.

  Indirect commitments

  c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

  On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. informed that according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, the amounts of the obligations that hypothetically could affect our company, as guarantor, would reach to an amount equivalent to 30.80% for the credit of the year 1994, it is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from June 02, 2000, and 38.82% for the credit of the year 1996, it is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from March 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more of the guarantors, once concluded the respective proceedings that can begin against those, and liquidated of the other companies.

  As per our lawyer's opinion, there is no said debt, because, as it has expired the term to claim them. The argument has been explained in "State Street Bank and Trust Company against Inversiones Errazuriz and others". The bank has answered the arguments above mentioned, and, as a support to its arguments, has accompanied to the proceedings, copy of the final decision obtained by the Bank in the United States. Besides, it is still pending, before the Court of Appeal of Santiago, a motion of incompetence intended by Inversiones Errazuriz Ltda. The plaintiff have had to face several allegations, in which Inversiones Errazuriz Ltda, argues the extinction of all the debts and of all the obligations arising out of the agreements and contracts among the parties involved. At the same time, it was requested by the Chilean defendants, before Chilean Courts, to be declared the extinct all the obligations that the remaining corporations had with the Bank, through the agreements, conventions, contracts, with the expressed requested, the Court declared extinct the ordinary and executives actions whatsoever their nature and origin, that have their cause in the promissory notes, in the guarantee conventions and in the Loan Agreements. The Prejudice Relief that has been published through the media finds its foundations precisely in the obligations which extinction is requested before the Chilean Courts. All the above mentioned impede the enforcement of the American Judgment. Inversiones Errazuriz Ltda, and the other parties suited by the Bank have asked Chilean Courts to be indemnified of all the damages incurred because of the actions intended by the Bank. As a conclusion, Inversiones Errazuriz Ltda, questions the existence of the debt.

  In January 22, 2005 the definitive sentence was issued from the Supreme Court of the United States of America in which the request conducted by the judgment between Inversiones Errazuriz Ltda. and others with State Street Bank and Trust Company was denied.

  The resolution to which State Street Bank and Trust Company, assigns the character of definitive sentence, is nowadays being recognized through an EXEQUATUR Proceeding, requested by the mentioned bank before the Supreme Court, under the number of entrance 2349-2005. To the request of "pase regio", Supermercados Unimarc S.A. filed on August 4th, 2005, the conferred transfer and indicated that the mentioned resolution was dictated with infraction of all the norms related to the international regularity of the sentences. It is indicated in addition that the referred resolution is against the National Jurisdiction, to the National Public Order, in addition that its content is not the result of a previous procedure that has been transacted legally in where both parts had right to make be worth their intentions. Next to the previous thing, it is maintained that the State Street Bank is not the legitimate organization to act in addition that the bank endorsed the notes and other documents of bottom of the initiated actions, without a mandate or power from the present proprietors of the mentioned credits to the mentioned bank consists.

  c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of June 30, 2006 is of an amount of ThCh$3,964,112. The purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

  Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6th, 2005.

  c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of June 30, 2006 amounts to ThCh$2,202,256.

  c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

  c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

  c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on first degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Interagro Comercio y Ganado S.A. could have for Inversiones Culenar S.A.

  c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that the latter has in favor of Renta Nacional Compania de Seguros de Vida S.A.

  Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 30,000 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction for an amount which at present amounts to ARG$4,190,024.15 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge it same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). The remaining balance of the obligation at December 31, 2006, amounts to ThCh$355,456 (Chilean pesos), corresponding to ARG$2,097,700.99 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) As a consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assumed other commitments, including the one of maintaining harmless the buyer for all the claims previous to the closing date (July 01, 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately by US$924,746.00, retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the amount of $750,000.

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1,800,000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinean Branch.

d.6) On December 17, 1999, in the presence of Notary Public Mr. Jose Musalem Saffie, the associated company Inmobiliaria de Supermercados S.A., mortgaged the real estate known as Terreno Arturo Prat in Concepcion, which to June 30, 2006 has an accounting value of ThCh$2,869,533 to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of June 30, 2006 amounts to ThCh$2,380,513.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgaged to Inmobiliaria y Constructora Nacional S.A. the real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6th, 2005.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$367,916 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	06-30-06	06-30-05	06-30-07	Assets	06-30-08	Assets	06-30-09	Assets

Indirect Guaranties

There are not indirect guaranties.

24. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		06-30-06	06-30-05
Current Assets
Avariable	US$	108	120
Avariable		$259,785	337,562
Time deposits	US$	31,680	0
Debtors from sales	US$	56,308	0
Debtors from sales		$1,863,414	1,471,441
Notes receivables	UF	116,246	197,687
Notes receivables	US$	5,015	0
Notes receivables		$616,838	481,005
Sundry debtors		$256,748	768,488
Related companies notes receivables	UF	1,281,750	0
Related companies notes receivables	PESOS ARGENTINO	78,448	201,847
Related companies notes receivables		$1,158,741	5,285,875
Inventories	US$	4,193	23,568
Inventories		$11,488,517	10,735,224
Recoverable taxes	UF	38	1,119
Recoverable taxes		$311,721	413,912
Prepaid expenses	UF	84,576	83,060
Prepaid expenses		$679,535	739,745
Deferred taxes		$138,941	0
Other currents assets	PESOS RGENTINO	13,152	21,059
Other currents assets	UF	7,123	14,407
Other currents assets	US$	1,388	0
Other currents assets		$6,298	71,093
Fixed assets
Fixed assets		$73,345,353	87,161,806
Fixed assets	PESOS ARGENTINO	37,658,565	43,235,450
Other assets
Other assets	UF	55,118	64,141
Other Assets	US$	8,092	9,006
Other assets	PESOS ARGENTINO	958,520	974,745
Other assets		$353,813	467,596
Investments in related companies		$13,097,641	14,198,667
Deferred taxes		$7,026,441	8,360,145
Intangible		$9,888	10,663
Related companies notes Receivables	UF	3,904,100	0
Long-term debtors	US$	345,941	363,763
Long-term debtors	UF	160,528	175,666

	US$	452,725	396,457
		$110,613,674	130,503,222
	UF	5,609,479	536,080
	PESOS ARGENTINO	30,708,685	44,433,101

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		06-30-2006		06-30-2005		06-30-2006		06-30-2005
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Sundry creditors	US$	419,544	0	203,134	0	141,254	0	353,820	0
Sundry creditors	US$	0	0	24,947	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	157,147	0	43,723	0
Sundry creditors	UF	17,196	0	15,554	0	55,429	0	46,066	0
Sundry creditors	UF	43,675	0	47,671	0	0	0	0	0
Sundry creditors	UF	53,068	0	77,169	0	0	0	6,870	0
Sundry creditors	Non-readj $	528,023	0	367,633	0	0	0	0	0
Accounts payable	Non-readj $	15,806,861	0	14,443,631	0	0	0	0	0
Accounts payable	Arg, $	440,670	0	138,470	0	69,532	0	432,772	0
Accounts payable	US$	4,304,074	0	4,408,294	0	0	0	0	0
Related co, Notes & acc, Payable	Non-readj $	14,149,244	0	13,547,939	0	0	0	0	0
Related co, Notes & acc, Payable	Arg, $	103,990	0	33,959	0	0	0	0	0
Related co, Notes & acc, Payable	UF	105,255	0	99,755	0	332,786	0	309,855	0
Notes payable	Arg, $	19,966	0	16,315	0	0	0	61,900	0
Notes payable	Non-readj $	26,427	0	51,124	0	0	0	0	0
Notes payable	US$	0	0	3,557	0	6,168	0	0	0
Obligations with banks	UF	626,618	0	622,886	0	0	0	0	0
Obligations with banks	US$	944,754	0	0	0	2,822,038	9.00	9,948,793	8.00
Obligations with banks	Arg, $	136,447	0	65,643	0	126,390	0	104,230	0
Obligations with banks	Non-readj $	355,264	0	950,196	0	0	0	0	0
Other liabilities	Arg, $	226,994	0	186,787	0	0	0	0	0
Other liabilities	Non-readj $	908,500	0	1,167,338	0	0	0	0	0
Other liabilities	US$	101,954	0	113,482	0	305,863	0	340,440	0
Total Current Liabilities	US$	5,770,326	0	4,753,414	0	3,432,470	0	10,686,776	0
	UF	845,812	0	863,035	0	388,215	0	362,791	0
	Non-readj $	31,774,319	0	30,527,861	0	0	0	0	0
	Arg. $	928,067	0	441,174	0	195,922	0	598,902	0

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 06-30-2006
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	264,546	0	345,204	0	958,761	0	0	0
Sundry creditors	US$	853,148	0	0	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1,386,622	0	1,837,893	0	3,231,044	0	10,536,161	0
Other long-term liabilities	US$	815,633	0	0	0	0	0	0	0
Obligations with banks	UF	1,136,016	0	0	0	0	0	0	0
Obligations with banks	US$	4,860,893	0	811,669	0	1,014,591	0	0	0
Notes payable	ARG, $	508,737	0	49,314	0	0	0	0	0
Other related co, Notes & acc. Payable	US$	1,242,187	0	0	0	0	0	0	0
Obligations with banks	ARG, $	86,138	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	630,009	0	216,034	0	0	0	0	0
Total Long Term Liabilities
	UF	2,787,184		2,183,097		4,189,805		10,536,161
	US$	7,771,861		811,669		1,014,591		0
	ARG, $	594,875		49,314		0		0
	$ non readj.	630,009		216,034		0		0

Long Term Liabilities Previous Period 06-30-2005
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,271,380	0	479,386	0	0	0	0	0
Obligations with banks	US$	7,812,103	0	903,428	0	1,581,003	0	0	0
Obligations with banks	ARG, $	244,643	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	492,517	0	136,766	0	0	0	0	0
Sundry creditors	UF	238,687	0	312,236	0	980,208	0	111,627	0
Sundry creditors	US$	1,061,408	0	85,303	0	0	0	0	0
Sundry creditors	US$	174,972	0	0	0	0	0	0	0
Sundry creditors	US$	6,866	0	0	0	0	0	0	0
Other notes curr acct payables	ARG, $	0	0	0	0	0
Other notes curr acct payables	$non readj.	0	0	0	0	0	0	0	0
Related companies other notes curr acct payables	US$	954,499	0	0	0	0	0		0
Related companies others notes curr acct payables	UF	1,526,054	0	1,762,327	0	3,098,198	0	11,350,305	0
Other long term liabilities	US$	907,840	0	453,920	0	0	0	0	0
Notes payables	US$	0	0	0	0	0	0	0	0
Notes payables	ARG, $	561,896		299,648		0	0	0	0
Total Long term liabilities
	UF	3,036,121		2,553,949		4,078,406		11,461,932
	US$	10,917,688		1,442,651		1,581,003		0
	ARG,$.	806,539		299,648		0		0
	$non readj	492,517		136,766		0		0
	$non readj	0		0		0		0

25. PENALTIES

At June 30, 2006, doesn't exist sanctions that affect neither to the society or their management.

26. LATEST FACTS

Essential Fact dated August 09, 2006

In the Board Meeting of August 8, 2006, the resignation of Mr. Enrique Barriga Ugarte as General manager of the company, was accepted.

The Board unaneousmely congratulated and expressed its gratitude for the work performed by Mr. Barriga, wishing him success in his future projects.

In this same Board meeting it was agreed to name Mr. Elias Errazuriz Errazuriz as General Manager of the company, as accepted his resignation as Board Director of the company.

Branch Supermercados Hipermarc S.A..

On August 4, 2006 contract of debt with Banco Supervielle S.A. that ascends according to the mentioned contract to the sum of Argentine pesos 2.105.601,94, to which was reconstructed is due to discount the sum of $ 500,000 by check turned by Cencosud S.A. in favor of Supermercados Hipermarc S.A., that endorsed the mentioned check to Banco Supervielle S.A., to perfect the reorganization.

The balance of the debt by $ 1.605.601,94 will be paid in 84 monthly payments, paying only interest in the first 6 payments and from seventh, it will take place the amortization of capital and payment of monthly interest, by means of the French system of amortization.

On August 4, 2006 a contract with Cencosud S.A. was signed, constituting an onerous possession on the buildings located in Yerbal 1144/6, Yerbal 1160/2, Av. 5765/7/9 Rivadavia and Av. Rivadavia 5751/59/63, for the installation of a Homecenter of the Easy Chain by the term of 20 years, which maintain a mortgage constituted opportunely by USD 2.000.000.=a favor of the Bank Societe Generale Joint-stock company (Banco Supervielle S.A..) and whose present balance is by the amount indicated in the active previous paragraph and a dominant servitude of temp step, real and gratuitous. Against the company/signature of the real right of enjoyment, $ 700,000 for advance of the minimum canon of the first forty months were received. The Supervielle Bank lent its consent in the corresponding writing.

In this date Supermercados Hipermarc S.A.. the cession in guarantee of the leasing signed with Cencosud S.A. by the buildings located in Yerbal 1144/6, Yerbal 1160/2 decided with Banco Supervielle S.A., Av. 5765/7/9 Rivadavia and Av. Rivadavia 5751/59/63, and the cession in guarantee of the leasing of sub-concession by the located commercial center in the locality of Caseros, party of Tres de Febrero, until exhausting the mentioned loan.

To the date of presentation of the present financial statements other later facts do not exist.

27. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

28. ACCOUNTS PAYABLE

At June 30, 2006 and 2005, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2006 ThCh$	2005 ThCh$
Suppliers of Goods	19,549,579	18,160,058
Suppliers of Frozen	482,101	614,219
Suppliers of Transportation	49,908	77,647
Hipermarc Suppliers	539,549	571,243
Total	20,621,137	19,423,167

29. PREPAID EXPENSES

At June 30, 2006 and 2005, the breakdown of this item is the following:

ITEMS	2006 ThCh$	2005 ThCh$
Operating Materials	467,668	600,927
Prepaid insurance	84,576	83,060
Other prepaid expenses	211,867	138,818
Total	764,111	822,805

30. SHORT AND LONG TERM SUNDRY CREDITORS

At June 30, 2006 and 2005, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2006	2005	2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	633,424	516,454	2,421,660	2,789,469
Securities Received	53,847	48,203	0	0
Drawn and not collected checks	144,405	29,673	0	0
Computational System Financing	0	24,947	0	0
Other creditors (Insurance, Freight, Custom Duties)	583,660	567,312	0	181,838
Total	1,415,336	1,186,589	2,421,660	2,971,307

ESSENTIAL FACTS

Essential Fact dated March 13, 2006

According to article 9 and 10, both of the Law 18,045, I communicate the following essential fact regarding the society.

In Meeting of the Board of Directors taken place with date May 2, 2005, it was agreed to accept Mr. Victor Cantillano Vergara resignation as Directors of the society, being left at the moment this position vacant, until the next Shareholders Ordinary Meeting.

Essential Fact dated April 28, 2006

According to article 9 and 10, both of the Law 18,045, I communicate the following essential fact regarding the society.

In Shareholders Ordinary Meeting entered into April 26, 2006, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

Mr. Francisco Javier Errazuriz Ovalle (Chairman)

Mr. Ramon Mendez Cifuentes (Directors)

Mr. Cesar Macias Quiroz (Directors)

Mr. Elias Errazuriz Errazuriz (Directors)

Mr. Patricio Bosselin Molina (Directors)

Mr. Guillermo Cataneda Latorre (Directors)

Mr. Joaquin Abbott Galaz (Directors)

REASONED ANALYSIS

    Assets

As of June 30, 2006 the consolidated assets of Supermercados Unimarc S.A., evidence a decrease of 11.65% in relation to June, 2005, the main variations are reflected in the Fixed Assets, according as is described in point 4.1 of these analyses, the Inventories increase of 6.82% and Documents and Accounts to receive of Related Companies, that display a increase of 17.04%.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of June 30, 2006 evidence a decrease compared with June, 2005, mainly because the decrease of 44.07% in Obligations with Banks and Financial Institutions of Short and Long Term, product of the service of this financial debt in the present exercise, as Documents To pay to Related Companies also display a decrease and Accounts Payable increase of 6.17%.

1.3 Current Liquidity

The liquidity index is 0.43 times as of June 30, 2006, it doesnt change with respect to the same period of the previous year and in relation to December, 2005 it decreases in 2.27%.

1.4 Acid Test

This rate was 0.16 times as of June 30, 2006, whereas to June 2005 it was 0.21 times, which in percentage terms is a decrease of 23.81% and in relation to December it doesnt change.

1.5 Rate of Indebtedness:

This index as of June 30, 2006, is 0.91 times, which evidence a decrease in relation to June 2005, as per result to the decrease of Documents and Accounts Payable to Related Companies, Financial Obligations with Banks and Institutions of Short and Long Term, despite the increase of the Accounts Payable.

1.6 Short and Long Term Debts in relation with Total Debts

The index of short term debt on the total debt was 58.5% as of June 2006 and 56.7% in June 2005, this index, evidences the increase of Accounts Payable, and Documents and Accounts Payable to Related Companies. The Obligations with Banks and Financial Institutions it decrease. The index of Long Term Debt shows the variation of Obligations with Banks and Financial Institutions due to debts that expire within a year reclassified from Long Term Debt towards Short Term Debt.

1.7 Cover of financial expenses

The consolidated index as of June 30, 2006 is smaller compared with equal period of the previous year.

2.- Analysis of Result

During the year the company obtained less ThCh$ 3,625,044 as a best result, compared with the obtained in 2005, caused by the increase of the Operating Income and Non Operational Result.

2.1 Operational Incomes

The operational income of Supermercados Unimarc S.A. and its subsidiaries as of June 2006 increase of 4.13% with respect to the same period of the previous year.

2.2 Operational Costs

As of June 2006 costs as a percentage of Operational Income, represent a decrease of 2.49%, in relation to June 2005, due to a certain extent by the introduction of products that have smaller cost associated.

2.3 Operational Margin

The Operational Margin as a percentage of Operational Income compared both years, improves in 7.84% and moved from 24.12% in June 2005 to 26.01% in June 2006.

2.4 Administration and Sales Expenses

The Administration and Sales Expenses as a percentage of Operational Income, were 27.90% in June 2006, and 27.87% for equal period of the previous year.

2.5 Operational Result

This result as of June 2006 reached ThCh$(1,077,777) result that respect to equal period of the previous year, improvement in 65.16%.

2.6 Non Operational Result

The non operational result as of June 2006 evidence an improvement of 13.47% respect to equal period of the previous year due to by the decrease in Financial expenses, despite Other Non Operational Income also evidence a decrease.

2.7 Financial Expenses

The Financial Expenses of the Company to June 2006 evidence a decrease compared with June 2005, due to by minor financial liabilities.

2.8 Result before taxes, depreciation, amortization, financial expenses and extraordinary items

This index as of June 2006 is great with the registered to equal period of the previous year caused by the best global result.

2.9 Utility (Loss) after Taxes

The result as of June 2006 represent a loss that decrease respect to the result for equal period of the previous year.

  Cash Flow Analysis

The final balance of cash and cash equivalent as of June 30, 2006 and 2005 was ThCh$ 259,893 and ThCh$ 337,682, respectively.

Concepts and Periods 2006 2005

ThCh$ ThCh$

Operational activities Flow 664,266 (3,706,067)

Financing activities Flow (532,279) 2,041,600

Investment activities Flow (272,175) (56,130)

Inflation effect (4,799) (38,458)

Inicial balance 404,880 2,096,737

Final balance in cash and cash equivalent 259,893 337,682

The variation in operational activities as of June 2006 respect to the previous year, is explained by a smaller payment to suppliers and personnel, despite the collection of sales debtors decrease.

The variation in Financing activities Flow comparing both years it is explained by the global decrease the obtaining of loans and in spite of the increase in the obtaining of loans from related companies and to the decrease in the payment.

The Investment activities Flow shows an decrease in the sales of fixed assets and the increase in the incorporation of these.

4. Activity and analysis of differences of books values and economic values of the main assets

On the consolidated total assets of the society, 71.44% are Fixed Assets, 4.13% correspond to Accounts to Receive with Related Companies of short and long term, and 7.40% to Inventories. By the assets that are received to Related Companies doubts in the payment of 100% of these debts do not exist. The goods of Fixed Assets appear to their cost of acquisition, with currency adjustment and linearly depreciated on base of the years of useful life in each group of goods according to legal dispositions that the Taxes Authorities has distributed. Respect the Inventories, these appear to their average cost and their value thus determined does not exceed their net values of release.

    Investments and Sales

    During the period under analysis sales and investments are the following:

    The investments, corresponded to machineries, furniture and installs, vehicles, and remodeling of some sales places. The main sales in the period are:

    - Land and Building Providencia Supermarkets, in Providencia County

    - Vehicles, 3 trucks and 2 cranes were sold.

    Rotation of Inventories

As of June 30, 2006 rotation is 3.78 times and 3.66 times to equal period of 2005 year, correspond to an increase of 3,83%, which reflects the growth in the volume of sales.

4.3 Permanence of Inventory.

As of June 30, 2006 the inventory permanence is 47.56 days and to equal period of the previous year it is 49.22 days, due to increase the growth in the volume of sales.

5. Analysis of Yield

5.1 Yield of the Equity

As of June 30, 2006 this yield is major in 20.37% to the produced one in the previous year.

5.2 Yield of the Assets

In the year 2006 the yield of the major is smaller in 20.69% in relation with year 2005.

5.3 Yield of Operational Assets

The yield of these assets as of June 30, 2006 is less 7.09% that represents an improvement respect equal period of the previous year that was less 20.24%. This reflects the increase of operational result for the present exercise. The accounts of assets considered in this analysis are: Sales debtors, Documents Debtors, Several Debtors, Inventories, Taxes to Recover and Advanced Paid Expenses.

5.4 Utility per Share

The result per share as of June 30, 2006 was Ch$(2.87) whereas for equal period 2005 year it was Ch$(4.11).

5.5 Return of Dividends

Under the period analyzed, dividends were not distributed. The value by each share as of June 30, 2006 and 2005 is Ch$15.0 and Ch$ 21 respectively.

6. Markets in which it participates, the competition that faces, and its relative participation

The Chilean supermarket market is compound mainly by Unimarc chains, D&S Lider; Cencosud with Jumbo marks, Las Brisas, Santa Isabel; Falabella and its acquisition of San Francisco Supermarkets; they follow them Montserrat Supermarkets, Economax and Rendic. According to numbers of the sector Union, at the end of 2004, both main operators of the country, D&S and Cencosud, distributed 53% of more and more interesting industry.

In 2005 year, the three greater supermarkets institutions in Chile, D&S, Falabella and Cencosud, sent to a strong expansion program in order to take more presence in the country. While the owner of Leader and the Main of Paulmann Group bet to add sales points in regions and small cities, Falabella looks for to extend its mark San Francisco in the counties of Santiago City, with which it aspires to take 10% from the sector. Also, in December Tottus Supermarket in Puente Alto County was inaugurated as a first one. Nevertheless, the investments of Falabella do not stop and in 2006 year the company, and in present March its open the Supermarket in Nataniel Cox street.

On the other hand, Unimarc counts with 41 places and market participation with 3.5%, starting an aggressive commercial and financial strategy that it tries to elevate the level of sales.

The new airs of Unimarc are oriented to be different from the great chains with a supply of imported products from different countries such as Denmark, India, Holland, Indonesia, Argentina, Colombia, Ecuador and Mexico, among others, with high quality to very low cost for clients.

7. Analysis of market Risk.

In May 2006, the IMACEC grew 6.1% ruining the projections of the experts, who considered a smaller growth. The minister Andres Velasco has considered for the second semester favorable perspective are appraised, after one more a slower expansion in first half of the year.

The Index of physical sale of manufacturing industry registers to May, 2006 an increase 6.9% respect to level reached in May, 2005. With this, the annual movable average of industry grew in 5.6%. The quarterly movable average increased 5.1%. It is possible to emphasize that in May of 2006, there is a working day more than May of 2005.

The inflation index registered in the June, 2006 a monthly variation 0.6% accumulating respect to December of 2005, an increase of 2,1%, and respect to June of 2005 (variation in twelve months), an increase of 3.9%. The main increases of prices registered in the groups Transports (2.4%), Feeding (0.5%), House (0.2%), Others (0.2%) and Health (0.2%). On the other hand, a Clothes loss is observed (-0.5%). They did not show to variation in its average prices the groups Equipment of the House, and Education and Recreation.

The observed dollar average of the quarterly April to June 2006 was 526 chilean pesos by dollar.

The national rate of unemployment reached to 8.7% in the quarterly April to June, 2006 and the work force increase 0.5%.

7.1 Risk of interest rate and exchange rate.

From this point of view the society maintains debts to average rate 5.4% and is compound in 21.95% in national currency and 78.05% in foreign currency, mainly American dollars.

Supermercados Unimarc S.A. does not count on financial derivatives contracts that allow to diminish the exchange risk or the fluctuation of the interest rate. From the point of view of the result we can say that Operational Income of Supermercados Unimarc S.A. in foreign currencies represents 0.89% of the total of the Operational Income, which are made up of a 88.76% in Argentine pesos, as a result of operational income of our Argentine subsidiary Supermercados Hipermarc S.A. and 11.24% which they correspond to dollars in exports of our Chilean subsidiary Interagro Comercio y Ganado S.A.

The Operational Costs in foreign currencies represent 0.21% of total Operational Cost of Supermercados Unimarc S.A. and correspond in 100% to Argentine pesos, since the costs of our subsidiary Interagro Comercio y Ganado S.A. are in Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2006
ASSETS	30/JUN/06	31/DIC/05	30/SEP/05	30/JUN/05
Available	259,893	458,503	404,879	337,682
Time Deposits	31,680	0	0	0
Net Negotiable Securities	0	0	0	0
Deborts From Sales (Net)	1,919,722	2,095,754	2,102,517	1,471,441
Notes Receivables (Net)	738,099	752,413	1,058,259	678,692
Sundry Debtors (Net)	256,748	454,807	78,327	768,488

Related Co. Bills receivables and Debtors	2,518,939	1,644,023	1,525,891	5,487,722
Inventories (Net)	11,492,710	10,803,282	11,087,828	10,758,792
Recoverable Taxes	311,759	301,664	397,317	415,031
Prepaid Expenses	764,111	718,508	831,459	822,805
Deferred Taxes	138,941	80,515	117,867	0
Other Current Assets	27,961	29,869	41,797	106,559
Total Current Assets	18,460,563	17,339,338	17,646,141	20,847,212

Land	30,500,240	30,478,569	30,317,252	40,906,083
Construction and Infrastructure Works	49,383,772	49,051,861	48,007,279	55,127,090
Machinery and Equipment	18,699,129	18,858,240	18,881,032	24,556,268
Other Fixed Assets	34,861,728	36,004,357	35,745,538	39,321,539

Depreciation (Less)	(22,440,951)	(22,601,431)	(21,586,549)	(29,513,724)
Total Fixed Assets	111,003,918	111,791,596	111,364,552	130,397,256

Investment in Related Companies	3,839	3,820	3,880	3,785
Investments in other companies	0	0	0	0
Lower Value of Investments	13,123,275	13,412,439	13,676,286	14,228,932
Higher Value of Investments (less)	(29,473)	(30,649)	(31,764)	(34,050)
Long - Term Debtors	506,469	515,887	517,542	539,429
Related Comp. Bills Receivable and Debtors	3,904,100	3,911,030	3,908,475	0
Deferred Taxes	7,026,441	7,653,884	7,740,051	8,360,145
Intangibles	9,888	9,901	9,724	10,663
Amortization (Less)	0	0	0	0
Other	1,375,542	1,257,214	1,243,642	1,515,488
Total Other Assets	25,920,081	26,733,526	27,067,836	24,624,392

Total Assets	155,384,562	155,864,460	156,078,529	175,868,860

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2006
LIABILITIES	30/JUN/06	31/DIC/05	30/SEP/05	30/JUN/05
Short-Term Obligation Banks & Financial Inst.	1,088,630	1,705,608	1,707,190	7,774,877
Obligation with Banks & Financial Inst. L/T Portion	3,922,881	3,680,479	3,636,715	3,916,871
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	20,621,137	21,661,121	19,311,945	19,423,167
Notes Payable	52,561	202,027	68,413	132,896
Sundry Creditors	1,415,336	1,706,423	1,508,089	1,186,589
Related Co. Notes and Accounts Payable	14,691,276	11,633,618	11,845,774	13,991,508
Provisions	561,158	582,593	671,664	772,310
Withholdings	550,469	657,302	639,040	564,875
Income Tax	0	0	0	0
Income Received in Advance	431,683	404,232	392,315	453,920
Deferred Taxes	0	0	0	16,940
Other Current Liabilities	0	0	0	0
Total Current Liabilities	43,335,131	42,233,403	39,781,145	48,233,953
Obligations with Banks & Financial Inst.	8,755,350	9,006,472	9,744,231	12,921,225
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	558,051	824,666	777,305	861,545
Sundry Creditors	2,421,660	2,401,779	2,536,840	2,971,307
Related Co. Notes and Account Payable.	18,233,906	18,222,793	18,346,919	18,691,384
Provisions	0	0	0	0
Other long term Liabilities	815,633	908,457	979,280	1,361,759
Total long term Liabilities	30,784,600	31,364,167	32,384,575	36,807,220
Minority Interest	16,637	17,106	17,469	20,678
Paid-in Capital	59,925,903	60,824,792	60,585,088	59,983,747
Capital Revaluation Reserves	659,185	(182,475)	0	599,837
Share premium	30,988,515	31,017,788	30,988,516	30,987,746
Other Reserves	(9,202,087)	(9,480,557)	(10,179,983)	(6,291,887)
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	(1,123,322)	70,236	2,501,719	5,527,566
Future Dividends Reserves	0	0	0	0
Accumulated Profits	2,501,722	2,504,085	10,714,335	10,714,069
Accumulated Losses (less)	0	0	0	0
Profit (Loss) of the Period	(3,625,044)	(2,433,849)	(8,212,616)	(5,186,503)
Interim Dividends (less)	0	0	0	0
Total Equity	81,248,194	82,249,784	83,895,340	90,807,009
Total Liabilities	155,384,562	155,864,460	156,078,529	175,868,860

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2006
INCOME STATEMENT	30/JUN/06	31/DIC/05	30/SEP/05	30/JUN/05
Trading Income	56,912,240	27,893,409	111,406,879	53,027,091
Operating costs	(42,109,521)	(21,489,889)	(84,222,350)	(40,238,280)
Trading Margin	14,802,719	6,403,520	27,184,529	12,788,811
Adm. and Sales Expenses	(15,880,496)	(7,990,958)	(31,333,425)	(15,882,608)
Operating Results	(1,077,777)	(1,587,438)	(4,148,896)	(3,093,797)
Financial Income	33,600	19,822	25,214	4,783
Related Co. Invest. Profits	0	12	94	0
Other non-operating income	149,709	51,213	426,634	442,332
Related Comp. Invest. Losses	(42)	0	0	(2)
Lower Value Invest. Amortization	(553,007)	(276,765)	(1,223,567)	(673,577)
Financial Expenses	(1,361,311)	(635,658)	(3,355,620)	(1,740,539)
Other non-operating expenses	(100,979)	(13,039)	(91,793)	(34,181)
Price-level restatement	273,710	84,093	638,383	201,337
Exchange rate differences	(389,488)	75,599	(341,545)	(451,047
Non-Trading Income	(1,947,808)	(694,723)	(3,922,200)	(2,250,894)
Profit Before Tax	(3,025,585)	(2,282,161)	(8,071,096)	(5,344,691)
Income Tax	(603,005)	(153,522)	(149,432)	154,069
Consolidated (Loss) Profit	(3,628,590)	(2,435,683)	(8,220,528)	(5,190,622)
Minority Interest	1,260	690	3,337	1,829
Net (Loss) Profit	(3,627,330)	(2,434,993)	(8,217,191)	(5,188,793)
Higher Value Invest. Amortization	2,286	1,144	4,575	2,290
Profits (Loss) of the Period	(3,625,044)	(2,433,849)	(8,212,616)	(5,186,503)

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2006
FINANCIAL RATIOS	30/JUN/06	31/DIC/05	30/SEP/05	30/JUN/05
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	(2.87)	(1.93)	(6.51)	(4.11)
Book Value ($)	64.39	65.18	66.49	71.96